UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  January 23, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: January 23, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: January 23, 2013
13-3-TR

Teck Named to Global 100 Most Sustainable Corporations List

Vancouver, B.C. – Today at the World Economic Forum in Davos, Switzerland, Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) was recognized as one of the Global 100 Most Sustainable Corporations for 2013 by media and investment research company Corporate Knights. Teck was the top ranked Canadian company on the Global 100 list.

“Our people live and work in the communities where we operate and they care deeply about doing the right thing for future generations,” said Don Lindsay, President and CEO. “This ranking recognizes the progress we’ve made, but we know there is more work to be done. Teck remains committed to responsible resource development and to considering people, communities and the environment, now and in the future, in every decision we make.”

Launched in 2005, the ranking of the Global 100 Most Sustainable Corporations was recently recognized as the world’s most credible corporate sustainability ranking in a GlobeScan/SustainAbility survey. The top 100 companies are selected from all publicly traded companies with a market capitalization over USD$2 billion. Companies were evaluated based on a range of sector-specific sustainability metrics, such as water, energy and carbon productivity, and safety performance. For more information about the Global 100 Most Sustainable Corporations and the full rankings, visit: www.corporateknights.com/global100.

Teck has also been named to the Dow Jones Sustainability World Index (DJSI) for the last three years, which ranks Teck’s sustainability practices in the top 10 per cent of companies in the resource sector worldwide. For more information on Teck’s approach to sustainability, visit: www.tecksustainability.com

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:	Investor Contact:
Chris Stannell	Greg Waller
Senior Communications Specialist	Vice President, Investor Relations & Strategic Analysis
Tel.: 604.699.4368	Tel.: 604.699.4014
chris.stannell@teck.com	greg.waller@teck.com